UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Rio Tinto plc

(Name of Issuer)

Ordinary Shares

American Depositary Shares (each representing four ordinary shares)

(Title of Class of Securities)

Ordinary Shares (ISIN GB 0007188757)

American Depositary Shares (CUSIP US 767204100)

(CUSIP Number)

Zhao Zhengang

Director of Overseas Development Department

Aluminum Corporation of China

No. 62, North Xizhimen Street

Beijing, China 100082

86-10-8229-8080

Copies to:

Charles I. Cogut, Esq.

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212-455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

This Amendment No. 3 on Schedule 13D (this “Amendment No. 3”) is being filed by Aluminum Corporation of China (“Chinalco”), Aluminum Corporation of China Overseas Holdings Limited (“Chinalco Overseas”), Oriental Prospect Pte. Ltd. (“SPV I”) and Shining Prospect Pte. Ltd. (“SPV II” and, together with Chinalco, Chinalco Overseas and SPV I, the “Reporting Persons”) relating to the ordinary shares of 10p each (the “Ordinary Shares”) of Rio Tinto plc, a company incorporated in England and Wales (the “Issuer”).  This Amendment No. 3 amends and supplements the statements made by the Reporting Persons on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2008, as amended by Amendment No. 1 on Schedule 13D filed with the SEC on February 13, 2009 and Amendment No. 2 on Schedule 13D filed with the SEC on March 30, 2009 (as so amended, the “Schedule 13D”).  Capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings assigned to them in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 3 to report certain updates as described in Item 4 hereof and to amend certain other statements made in the Schedule 13D.

Item 2.	Identity and Background.

The statements made by the Reporting Persons under Item 2 and each other item of the Schedule 13D with respect to the directors and executive officers of Chinalco are hereby restated as if made on the date of this Amendment No. 3.

Item 4.	Purpose of Transaction.

The statements made by the Reporting Persons under Item 4 of the Schedule 13D are hereby amended and supplemented as follows:

Rio and Chinalco received approvals regarding their Proposed Strategic Partnership from the Australian Competition and Consumer Commission and the German Federal Cartel Office (Bundeskartellamt) on March 25, 2009 and March 31, 2009, respectively.

On May 15, 2009, Rio and Chinalco announced that they had obtained clearance from the Committee on Foreign Investment in the United States.

On June 5, 2009, Chinalco issued a press release confirming the announcement made by Rio concerning the withdrawal of the Rio boards’ recommendation for the transaction announced jointly by Chinalco and Rio on February 12, 2009 and the termination of the Implementation Agreement signed on that date.  A copy of the press release is attached hereto as Exhibit 99.26.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Item 4 of this Amendment No. 3 is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit	Description of Exhibits

99.26	Press Release of Aluminum Corporation of China, dated June 5, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2009

ALUMINUM CORPORATION OF CHINA

By:	/s/ Xiong Weiping
Name:	Xiong Weiping
Title:	President

ALUMINUM CORPORATION OF CHINA OVERSEAS HOLDINGS LIMITED

By:	/s/ Luo Jianchuan
Name:	Luo Jianchuan
Title:	Chairman

ORIENTAL PROSPECT PTE. LTD.

By:	/s/ Wang Wenfu
Name:	Wang Wenfu
Title:	Director

By:	/s/ Zhao Zhengang
Name:	Zhao Zhengang
Title:	Director

SHINING PROSPECT PTE. LTD.

By:	/s/ Wang Wenfu
Name:	Wang Wenfu
Title:	Director

By:	/s/ Zhao Zhengang
Name:	Zhao Zhengang
Title:	Director

INDEX TO EXHIBITS

Exhibit	Description of Exhibits

99.26	Press Release of Aluminum Corporation of China, dated June 5, 2009